Exhibit (a)(1)(D)

Form of Confirmation to Eligible Employees

Impinj, Inc. (“Impinj”) has received your election via [Impinj’s Offer website][fax] by which you elected to accept or reject Impinj’s offer to exchange certain outstanding stock options for new stock options (the “Offer”) with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the Offer.

Your election has been recorded as follows:

Name:

Employee ID:

Date and Time:

Eligible Option Grant						New Option Grant
Grant Date	Per Share Exercise Price	Type of Eligible Option Grant^	Shares Underlying Eligible Option Grant	Vested Shares Underlying Eligible Option Grant*	Unvested Shares Underlying Eligible Option Grant*	Exchange Ratio	Shares Underlying New Option Grant	Shares Underlying New Option Grant Subject to Vesting Schedule A	Shares Underlying New Option Grant Subject to Vesting Schedule B	Election

^	If your exchanged options were incentive stock options, your new options will be incentive stock options, unless federal tax rules limit this characterization. Likewise, if your exchanged options were nonstatutory stock options, your new options will be nonstatutory stock options. You will receive confirmation of the terms of your new options, including whether your new options are incentive stock options or nonstatutory stock options, following the termination of this Offer.
*	These columns display the number of vested and unvested shares of our common stock subject to the eligible option grant as of May 16, 2018 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through May 16, 2018).

Vesting Schedule A: These shares underlying the new option grant will be scheduled to vest on the six-month anniversary of the new option grant date, subject to your continued service with us or our subsidiaries through such date.

Vesting Schedule B: These shares underlying the new option grant will be scheduled to vest on the date that is six months following each scheduled vesting date, such that all vesting dates are extended by six months, in each case subject to your continued service with us or our subsidiaries through the applicable vesting date.

Please refer to the Offer documents, including Section 9 of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, for additional vesting terms that may apply to new option grants.

If you change your mind regarding your election, you may change your election to accept or reject the Offer with respect to some or all of your eligible option grants by submitting a new, properly completed, signed and dated election. The new election must be delivered via Impinj’s Offer website at https://impinj.equitybenefits.com or by fax at +1 206 299 0992, no later than the expiration date, currently expected to be 9:00 p.m., Pacific Time, on May 16, 2018.

Only elections that are properly completed, signed, dated and actually received by Impinj via the Offer website at https://impinj.equitybenefits.com or by fax at +1 206 299 0992 on or before the expiration date will be accepted. Elections submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to our legal department by email at corplegal@impinj.com or by phone at +1 206 812 9776.

Please note that our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect will be May 16, 2018.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from Impinj@equitybenefits.com on behalf of Chris Diorio, dated April 18, 2018, announcing the Offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Impinj’s Offer website at https://impinj.equitybenefits.com, or by contacting the legal department by email at corplegal@impinj.com or by phone at +1 206 812 9776.